Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Thomas S. Harman

202.739.5662

tharman@morganlewis.com

May 24, 2012

VIA EDGAR TRANSMISSION

Mr. Kieran Brown

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund (the “Fund”) – Post-Effective Amendment (“PEA”) No. 5
(File	Nos. 333-161462 and 811-21449)

Dear Mr. Brown:

This letter responds to the comments we received from you on May 22, 2012 regarding the Fund’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 11, 2012. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

1. Comment: Please remove the following sentence on page 9 of the Prospectus, as it is not a risk of the Fund, “The income benefit from leverage will increase to the extent that the difference widens between the net earnings on the Fund’s portfolio securities and its cost of leverage.”

Response: We have removed the sentence.

2. Comment: In the Trustees table beginning on page 17 of the SAI, please change “N/A” to “None” in the last column.

Response: We have made the requested change.

***

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Kieran Brown

May 24, 2012

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5662 or Trina Winkelmann at 202.739.5254.

Sincerely,

/s/ Thomas S. Harman

Thomas S. Harman

cc: Kevin McCarthy

Gifford Zimmerman

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